FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November 2020
Commission File Number: 001-10306

NatWest Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

Exhibit No. 1	Director/PDMR Shareholding dated 02 November 2020
Exhibit No. 2	Director/PDMR Shareholding dated 05 November 2020
Exhibit No. 3	Publication of Supplementary Prospectus dated 12 November 2020
Exhibit No. 4	Director/PDMR Shareholding dated 12 November 2020
Exhibit No. 5	Proposed transfer of Ulster Bank Limited business dated 12 November 2020
Exhibit No. 6	Director/PDMR Shareholding dated 18 November 2020
Exhibit No. 7	Publication of a Prospectus dated 27 November 2020
Exhibit No. 8	Total Voting Rights dated 30 November 2020

Exhibit No. 1

02 November 2020

NatWest Group plc

INITIAL NOTIFICATION OF TRANSACTION OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY (PDMRs) IN ACCORDANCE WITH ARTICLE 19 OF THE EU MARKET ABUSE REGULATION 596/2014

1.    NatWest Group plc (the Company) was notified on 29 October 2020 that the trustee of the Company's Buy As You Earn Share Plan (the Plan) purchased ordinary shares of £1 each in the Company (Shares) (ISIN: GB00B7T77214) on 28 October 2020 on behalf of the PDMR named below as a participant in the Plan.

PDMR	Position of PDMR	No. of Shares purchased	Purchase price
Katie Murray	Chief Financial Officer, NatWest Group plc	127	£1.17572

The transactions took place on the London Stock Exchange (XLON).

Legal Entity Identifier: 2138005O9XJIJN4JPN90

For further information contact:-

NatWest Group Investor Relations
Alexander Holcroft
Head of Investor Relations
+44 20 7672 1758

NatWest Group Media Relations
+44(0)131 523 4205

 Exhibit No. 2

05 November 2020

NatWest Group plc

INITIAL NOTIFICATION OF TRANSACTION OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY (PDMRs) IN ACCORDANCE WITH ARTICLE 19 OF THE EU MARKET ABUSE REGULATION 596/2014

NatWest Group plc (the Company) announces that the PDMR set out below has sold ordinary shares of £1 each in the Company (Shares) (ISIN: GB00B7T77214) on the date and at the price indicated:-

PDMR	Position of PDMR	No. of Shares sold	Sale price	Date of transaction
Helen Cook	Chief HR Officer, NatWest Group plc	28,914	£1.2845	3 November 2020

The transaction took place on the London Stock Exchange (XLON).

Legal Entity Identifier: 2138005O9XJIJN4JPN90

For further information contact:-

NatWest Group Investor Relations
Alexander Holcroft
Head of Investor Relations
+44 20 7672 1758

NatWest Group Media Relations
+44(0)131 523 4205

 Exhibit No. 3

NatWest Group plc

Publication of Supplementary Prospectus

The following supplementary prospectus has been approved by the Financial Conduct Authority and is available for viewing:

Supplementary Prospectus to the NatWest Group plc (formerly known as The Royal Bank of Scotland Group plc) £40,000,000,000 Euro Medium Term Note Programme, dated 11 November 2020.

To view the full document, please paste the following URL into the address bar of your browser:

http://www.rns-pdf.londonstockexchange.com/rns/1750F_1-2020-11-12.pdf

A copy of the above Supplementary Prospectus has been submitted to the National Storage Mechanism and will shortly be available for inspection at:

https://data.fca.org.uk/#/nsm/nationalstoragemechanism

For further information, please contact:

Scott Forrest
Head of NatWest Treasury DCM
Tel: +44 (0) 7747 455 969

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the Supplementary Prospectus (and the Prospectus to which it relates) may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus and the Supplementary Prospectus is not addressed. Prior to relying on the information contained in the Prospectus and the Supplementary Prospectus you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

Legal Entity Identifier

NatWest Group plc	2138005O9XJIJN4JPN90

Exhibit No. 4

12 November 2020

NatWest Group plc

INITIAL NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY (PDMRs) IN ACCORDANCE WITH ARTICLE 19 OF THE EU MARKET ABUSE REGULATION 596/2014

1.   NatWest Group plc (the Company) announces that ordinary shares of £1 each in the Company (Shares) (ISIN: GB00B7T77214) were delivered to PDMRs on 10 November 2020, under the NatWest Group 2014 Employee Share Plan (the Plan) as set out below.

Unless otherwise stated, the Shares delivered represent payment of a fixed share allowance (FSA) for the three month period ending 31 December 2020 and have been calculated using a Share price of £1.2499.

The number of Shares delivered, the number of Shares withheld to meet associated tax liabilities and the number of Shares retained by each PDMR is as follows:-

Name of PDMR	Position of PDMR	No. of Shares delivered	No. of Shares withheld to satisfy associated tax liability	No. of Shares retained
Robert Begbie	CEO, NatWest Markets	65,006	31,250	33,756
Helen Cook	Chief HR Officer	24,502	11,534	12,968
Bruce Fletcher	Chief Risk Officer, NatWest Group	60,005	28,245	31,760
Peter Flavel	CEO, Wealth Businesses	45,032	21,197	23,835
David Lindberg1	CEO, Retail Banking	75,841	35,700	40,141
Andrew McLaughlin2	CEO, RBS International	30,003	-	30,003
Simon McNamara	Chief Administrative Officer	65,006	31,250	33,756
Katie Murray	Chief Financial Officer	150,013	70,613	79,400
Alison Rose3	Chief Executive Officer	220,018	103,564	116,454
John Paul Thwaite	CEO, Commercial Banking	45,004	21,184	23,820
Jen Tippin4	Chief Transformation Officer	125,725	59,180	66,545
1. David Lindberg received a FSA for the period 16 September to 31 December 2020.
2. The FSA was delivered when Andrew McLaughlin was resident in Jersey and therefore is taxable in Jersey only and not in the UK. No employer tax withholding is required under Jersey law. The Jersey income tax payable in respect of the vesting of the award will be paid by the PDMR directly to the Jersey tax authority.
3. Alison Rose has waived her entitlement to 25% of her total fixed pay for the period 9 April 2020 to 31 December 2020 and this is being effected through a reduction in the number of Shares she receives by way of FSA.
4. Jen Tippin received a FSA for the period 14 August to 31 December 2020.

The market price used to determine the number of Shares withheld to meet associated tax liabilities was £1.4019.  Shares retained after payment of associated tax liabilities will be held on behalf of PDMRs in the Computershare Retained Share Nominee account and will be released in instalments over a three year period.

2.    The Company also announces that on 10 November 2020, conditional Buy-out awards (Awards) were granted under the Plan to the PDMRs set out below in order to replace awards forfeited by such individuals on leaving their previous employer.

Name of PDMR	Position of PDMR	Award price	No. of Shares granted
David Lindberg	CEO, Retail Banking	1.02841	1,085,9572
			129,830
Jen Tippin	Chief Transformation Officer	1.15633	1,133,682
		1.37754	28,119
1.     The Award price has been calculated using a 5 day average Share price taken immediately prior to the PDMR joining the Group.
2.     The vesting level will mirror the final performance outcome applicable to the PDMR's original Westpac awards, as disclosed in the future annual report and accounts of Westpac, subject to a maximum of 1,085,957 Shares.
3.     The Award price has been calculated using a 5 day average Share price taken immediately prior to the PDMR joining the Group.
4.     The Award price has been calculated using the closing Share price on 9 November 2020 and was granted in respect of a forfeited cash award.

Mr Lindberg's Awards are eligible to vest between 2020 and 2023 and Ms Tippin's Awards are eligible to vest between 2020 and 2027. The Awards are subject to malus and clawback provisions, where applicable.

3.   The Company announces that on 10 November 2020, buy-outs over Shares vested to the PDMR set out below. The number of Shares withheld to meet associated tax liabilities arising on vesting and the number of vested Shares retained by the PDMR is set out below:-

Name of PDMR	Position of PDMR	Award	No. of Shares vested	No. of Shares withheld to satisfy associated tax liability	No. of vested Shares retained
Jen Tippin	Chief Transformation Officer	Buy-out	213,612	100,550	113,062
		Buy-out	28,119	13,236	14,883

The market price used to determine the number of Shares withheld to meet associated tax liabilities was £1.4019.

Vested Shares retained after payment of associated tax liabilities will, where applicable, be subject to retention periods which mirror the retention periods applicable to the PDMR's original Lloyds Banking Group awards.

The above transactions took place on the London Stock Exchange (XLON).

Legal Entity Identifier: 2138005O9XJIJN4JPN90

For further information contact:-

NatWest Group Investor Relations
Alexander Holcroft
Head of Investor Relations
+44(0)20 7672 1758

NatWest Group Media Relations
+44(0)131 523 4205

Exhibit No. 5

NatWest Group plc
12 November 2020

Introduction
NatWest Group plc ("NatWest Group") proposes to simplify the way it conducts business in Northern Ireland by transferring the major part of the banking business of Ulster Bank Limited ("Ulster Bank") a legal entity incorporated and operating in Northern Ireland to National Westminster Bank Plc ("NatWest Bank").[1] This proposed transfer will help to simplify the governance processes of NatWest Group and reduce associated costs which supports NatWest Group's overall objectives.

The Scheme
Ulster Bank intends to effect a banking business transfer by using a legal scheme called a Business Banking Transfer Scheme under Part VII of the Financial Services and Markets Act 2000 ("FSMA"). Accordingly, an application was issued under section 107 of FSMA in the High Court of Justice in Northern Ireland Queen's Bench Division (Commercial List) ("Court") by Ulster Bank and NatWest Bank on 20 October 2020 for Orders:

1.    under section 111 of FSMA sanctioning a scheme ("Scheme") providing for the transfer to NatWest Bank of Ulster Bank's retail and premier banking division, and the business of the commercial, corporate and business banking division ("Transferring Business"); and
2.    making ancillary provision in connection with the Scheme pursuant to sections 112 and 112A of FSMA.

A first hearing was held at the Court on 12 November 2020 and a hearing for the approval of the Scheme is expected to be held on 25 March 2021. If the Scheme is approved at that hearing, the Scheme is expected to take effect on 3 May 2021.  Implementation of the Scheme is subject, amongst other matters, to Court and regulatory approvals. Unless the context requires otherwise, capitalised terms used in this announcement are defined in the Scheme.

Further information on the Scheme
A copy of the Scheme document and a guide containing a statement setting out the terms of the Scheme may be obtained free of charge by using the relevant details set out below. The Scheme document, the guide and other related documents including sample copies of the communications to account holders are also available at the websites below. These websites will be updated with any key changes in respect of the proposed transfer.
Any questions or concerns relating to the proposed transfer should be referred to the following telephone numbers or addresses (as appropriate):

Ulster Bank Transfer BBTS Ulster Bank Limited 11-16 Donegall Square East Belfast BT1 5UB	National Westminster Bank250 Bishopsgate, LondonEnglandEC2M 4AA
Telephone No: 03457 424365 (Retail customers) 0345 366 5592 (Commercial customers)

Website:www.ulsterbank.co.uk/transferscheme	Website:www.natwest.com

Making your views known
Any person (including any account holder or employee of Ulster Bank or NatWest Bank) who thinks that he or she would be adversely affected by the carrying out of the Scheme has a right to attend the hearing and express their views, either in person or by legal representative. It would assist the process if anyone intending to do so could inform Ulster Bank or NatWest Bank, in writing at the relevant address above, or Pinsent Masons LLP (the solicitors acting for Ulster Bank and NatWest Bank), in writing at the address below prior to 12 March 2021.

Any person who alleges that they would be adversely affected by the Scheme but does not intend to attend the hearing may make representations about the Scheme in writing to Ulster Bank or NatWest Bank at the relevant address above or in writing to Pinsent Masons LLP at the address below, setting out their reasons why they believe they would be adversely affected. It would assist the process if any such responses are received by Ulster Bank, NatWest Bank or Pinsent Masons LLP prior to 12 March 2021.

Pinsent Masons Belfast LLP
Soloist Building
1 Lanyon Place
Belfast
BT1 3LP

Ref: 62155.07169/HA06/MB60
Solicitors acting for Ulster Bank and NatWest Bank

If there are, at the time of the hearing, restrictions in the United Kingdom on gatherings and movement of people and any person who would otherwise wish to attend the hearing and express their views (whether in person or by legal representative) is unable to do so as a result, where reasonably practicable and to the extent permitted by the High Court, it is intended that arrangements will be put in place in order to permit such persons to participate in the hearing remotely.

For Further Information contact:

NatWest Group Investor Relations
Alexander Holcroft
Head of Investor Relations
+44 20 7672 1758

NatWest Group Media Relations
+44(0)131 523 4205

Forward Looking Statements
This announcement contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, such as statements that include, without limitation, the words 'expect', 'estimate', 'project', 'anticipate', 'commit', 'believe', 'should', 'intend', 'plan', 'could', 'probability', 'risk', 'Value-at-Risk (VaR)', 'target', 'goal', 'objective', 'may', 'endeavour', 'outlook', 'optimistic', 'prospects' and similar expressions or variations on these expressions. These statements concern or may affect future matters, such as the future economic results, business plans and strategies of NatWest Group plc ("NatWest Group"). In particular, this document may include forward-looking statements relating to NatWest Group in respect of, but not limited to: its regulatory capital position and related requirements, its financial position, profitability and financial performance (including financial, capital and operational targets), its access to adequate sources of liquidity and funding, increasing competition from new incumbents and disruptive technologies, its exposure to third party risks, its ongoing compliance with the UK ring-fencing regime and ensuring operational continuity in resolution, its impairment losses and credit exposures under certain specified scenarios, substantial regulation and oversight, ongoing legal, regulatory and governmental actions and investigations, the transition of LIBOR and IBOR rates to alternative risk free rates and NatWest Group's exposure to economic and political risks (including with respect to terms surrounding Brexit and climate change), operational risk, conduct risk, cyber and IT risk, key person risk and credit rating risk. Forward-looking statements are subject to a number of risks and uncertainties that might cause actual results and performance to differ materially from any expected future results or performance expressed or implied by the forward-looking statements. Factors that could cause or contribute to differences in current expectations include, but are not limited to, the final number of PPI claims and their amounts, the level and extent of future impairments and write-downs (including with respect to goodwill), legislative, political, fiscal and regulatory developments, accounting standards, competitive conditions, technological developments, interest and exchange rate fluctuations, general economic and political conditions and the uncertainty surrounding the Covid-19 pandemic and its impact on NatWest Group. These and other factors, risks and uncertainties that may impact any forward-looking statement or NatWest Group plc's actual results are discussed in the 2019 Annual Report and Accounts of NatWest Group (formerly The Royal Bank of Scotland Group plc), NatWest Group plc's Interim Results for Q1 2020 and NatWest Group plc's Interim Results for H1 2020 and materials filed with, or furnished to, the US Securities and Exchange Commission, including, but not limited to, NatWest Group's most recent Annual Report on Form 20-F and Reports on Form 6-K. The forward-looking statements contained in this document speak only as of the date of this document and NatWest Group does not assume or undertake any obligation or responsibility to update any of the forward-looking statements contained in this document, whether as a result of new information, future events or otherwise, except to the extent legally required.

Legal Entity Identifier
NatWest Group Plc	2138005O9XJIJN4JPN90
Ulster Bank Limited	213800BZ9V4RRA2IRN26
National Westminster Bank Plc	213800IBT39XQ9C4CP71

[1] Note: Ulster Bank Limited which operates in Northern Ireland is a separate and distinct legal entity from Ulster Bank Ireland Designated Activity Company ("UBIDAC") which is incorporated in and provides banking services to individuals, companies and institutions in the Republic of Ireland.

Exhibit No. 6

18 November 2020

NatWest Group plc

INITIAL NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY ("PDMRs") IN ACCORDANCE WITH ARTICLE 19 OF THE EU MARKET ABUSE REGULATION 596/2014

1.   NatWest Group plc (the "Company") announces that an option to acquire 3200 ordinary shares of £1 each in the Company ("Shares") (ISIN: GB00B7T77214) was granted on 16 November 2020 under NatWest Group plc 2017 ShareSave Plan ("Plan"), at the option price of £1.1247 per Share, to Katie Murray, PDMR and Chief Financial Officer.

Subject to the rules of the Plan, the option will become exercisable from 18 December 2023.   This transaction took place outside of a trading venue.

Legal Entity Identifier: 2138005O9XJIJN4JPN90

For further information contact:-

NatWest Group Investor Relations
Alexander Holcroft
Head of Investor Relations
+44(0)20 7672 1758

NatWest Group Media Relations
+44(0)131 523 4205

Exhibit No.7

NatWest Group plc

Publication of Prospectus

The following prospectus has been approved by the Financial Conduct Authority and is available for viewing:

Prospectus relating to the NatWest Group plc £40,000,000,000 Euro Medium Term Note Programme dated 26 November 2020.

To view the full document, please paste the following URL into the address bar of your browser:

http://www.rns-pdf.londonstockexchange.com/rns/7654G_1-2020-11-27.pdf

A copy of the above Prospectus has been submitted to the National Storage Mechanism and will shortly be available for inspection at:

https://data.fca.org.uk/#/nsm/nationalstoragemechanism

For further information, please contact:

Scott Forrest
Head of NatWest Treasury DCM
Tel: +44 (0) 7747 455 969

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the Prospectus may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus is not addressed. Prior to relying on the information contained in the Prospectus you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

Legal Entity Identifier:  2138005O9XJIJN4JPN90

Exhibit No.8

NatWest Group plc
Total Voting Rights and Capital

In conformity with the Disclosure Guidance and Transparency Rules, NatWest Group plc ('NWG') hereby notifies the following in respect of its issued share capital with voting rights as at 30 November 2020:-

Share Class and nominal value	Number of Shares issued	Voting rights per share	Total Voting rights -
			30 November 2020
Ordinary shares of £1	12,128,973,187	4	48,515,892,748
11% Cumulative Preference Shares of £1	500,000	4	2,000,000
5.5% Cumulative Preference Shares of £1	400,000	4	1,600,000
Total:	12,129,873,187		48,519,492,748

of which none are held in Treasury.

Shareholders may use the above figures for their calculations to determine whether they are required to notify their interest in, or a change to their interest in the Company under the FCA's Disclosure Guidance and Transparency Rules.

Legal Entity Identifier: 2138005O9XJIJN4JPN90

Date: 30 November 2020

NATWEST GROUP plc (Registrant)

By: /s/ Jan Cargill

Name: Jan Cargill
Title: Deputy Secretary